Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE AGREEMENT TO SELL ITS PROJECT IN KOCHI, INDIA

Tel Aviv, Israel, March 20, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated January 9, 2018, regarding an agreement to waive any of its rights and interest in the SPV which holds a land plot in Kochi, India (for a total consideration in the amount of approximately 1.2 million US Dollar to be paid to the Company upon closing of the transaction), that the Company and the local investor have agreed that the long stop date, will be extended from March 31, 2018 to June 30, 2018.

All other terms and conditions of the agreement shall remain unchanged.

The Company will update regarding any new developments.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Plaza Centers N.V. operated in the field of development of shopping and entertainment centers in emerging markets, and currently its main focus is to reduce its debt by early repayments following sale of assets; (ii) medical industries and devices for: (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iii) land in India designated for sale to residential projects.

For Further Information:

Company Contact
Ron Hadassi
Chief Executive Officer & Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com